Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED (TEN) 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release

March 12th 2007

____________

TSAKOS ENERGY NAVIGATION (TEN) REPORTS EPS OF $10.30 FOR FULL YEAR 2006 AND $4.05 FOR FOURTH QUARTER 2006

-TEN cash dividends with respect to 2006 operations total $2.75 per share-

-a 31% increase from total dividends for fiscal 2005-

2006 HIGHLIGHTS

-	Net income of $196.4 million versus $161.8 million in 2005
-	Per share earnings of $10.30 (basic) as compared with $8.18 (basic) in 2005
-	Sale of three vessels with capital gains of $38.0 million
-	Sale of 49% share in two panamax vessels with capital gains of $25.3 million
-	New strategic alliances with major end-users
-	Consolidation in product tanker and ice-class market
-	Acquisition of eight modern vessels
-	Delivery of seven newbuildings
-	Contracts for eleven newbuildings with deliveries 2006 and 2009

2006 FOURTH QUARTER HIGHLIGHTS

-	Net income of $77.1 million versus $60.8 million in the fourth quarter 2005
-	Per share earnings of $4.05 (basic) as compared with $3.16 (basic) in 2005
-	Sale of one vessel with capital gains of $24.7 million
-	Sale of 49% share in two panamax vessels with capital gains of $25.3 million
-	Delivery of one Handysize product carrier and one Aframax product carrier
-	Contracts for four newbuildings with deliveries between 2007 and 2009
-	Payment of first semi-annual dividend of $1.25 per share with respect to 2006

ATHENS, GREECE – March 12, 2007 – TSAKOS ENERGY NAVIGATION LIMITED (TEN) (NYSE: TNP) today reported results for the full year and fourth quarter ended December 31, 2006.

Net income was $196.4 million for 2006 as compared with $161.8 million for 2005. Basic earnings per share based on average number of shares outstanding rose to $10.30 versus earnings per share of $8.18 in 2005. Net revenues (voyage revenues net of commissions and

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voyage expenses) were $343.15 million in 2006 as compared with $248.05 million in 2005. Income before depreciation was $255.46 million in 2006 against $197.45 million a year earlier.

Revenues from voyages were 45% higher than the prior year, while the average number of vessels increased from 26.1 in 2005 to 33.8 in 2006. The average rates earned per vessel also increased despite the softer market compared to the prior year. More specifically Suezmax, Aframax and Handysize product carrier rates achieved by our vessels rose, more than offsetting the slight drop in VLCC and Panamax rates. A change in chartering policy towards fixed employment with guaranteed minimum and profit sharing agreement in the upside of the market enabled the company to exploit the higher rates of the spot market while ensuring continuous employment and guaranteed rates on the downside. In 2006, 54% of total operating days were under time charter with either a fixed rate or profit sharing, compared to 62% in 2005. However, the number of days employed on time charter with profit sharing actually doubled between 2005 and 2006. Average TCE rates (voyage revenues less voyage expenses) rose from $28,645 per day in 2005 to $30,154 per day in 2006. Utilization of the fleet was 97.4% in 2006 compared with 96.5% in the prior year, due to lower dry-docking activity in 2006.

Operating expenses per vessel per day increased by 7% from $6,534 to $6,979 mainly reflecting, increases in lubricant prices, insurance premiums and some further weakness of the Dollar against the Euro compared to 2005. However, overhead expenses dropped by 5% from $1,217 per vessel per day in 2005 to $1,162 in 2006 due to economies of scale, the direct result of a larger fleet.

Interest and finance costs increased from $11.2 million in 2005 to $42.5 million in 2006 due to the increase in amount of loans to partly finance the new vessels delivered, as well as the increase of average interest rates by over 1%.

Capital gains from vessel sales, including the sale of the minority interest in two Panamaxes to FLOPEC of Ecuador, increased from $45.3 million in 2005 to $63.3 million in 2006, a 39.8% increase, reflecting the Company’s policy to actively participate in the sale & purchase market when lucrative opportunities arise.

Fourth Quarter 2006

Net income in the fourth quarter of 2006 was $77.11 million versus $60.83 million in the like quarter of 2005. Earnings per share (basic) based on weighted average number of shares outstanding were $4.05 in the 2006 quarter versus $3.16 in the same period one year earlier. Net revenues (voyage revenues net of commissions and voyage expenses) were $93.73 million in the fourth quarter of 2006 in comparison with $77.70 million in the year earlier quarter.

The size of the fleet rose from an average of 25.3 vessels in the fourth quarter of 2005 to 37.0 vessels in the same period of 2006. Average TCE revenues earned by the vessels fell from $35,388 in the last quarter of 2005 to $29,796 in fourth quarter of 2006. The market was softer in the fourth quarter 2006 compared with the fourth quarter of 2005 as a result of the mild winter in the northern hemisphere and the high oil inventories in the USA. On a year over year basis this was offset by the unexpectedly strong market during the summer months of 2006.

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Operating expenses per vessel per day increased from $7,134 to $7,811, or 9%, due to increased lubricant costs and the weakening of the Dollar against the Euro by an average of 8.5% between the two equivalent quarters which affected other operating expenses in Euro.

Interest and finance increased from $4.7 million in 2005 fourth quarter to $14.8 million in the fourth quarter of 2006 due to the increase of average loan balances and the increase of average interest rates from 4.8% to 5.6%.

In the fourth quarter of 2006 the company sold the panamax tanker Aztec realizing capital gains of $24.7 million whereas in the fourth quarter of 2005 the company sold the Handysize product carrier Dionisos and the Aframax tanker Tamyra realizing capital gains of $20.5 million.

In the same quarter, the company enhanced its strategic alliance with FLOPEC by selling 49% of its shares in a subsidiary which holds 100% of the shares in the shipowning companies of the panamax vessels Maya and Inca, realizing capital gains of $25.3 million.

“Record fourth quarter profits boosted full year net income to record levels marking the fourth consecutive year of record earnings,” observed Mr. D. John Stavropoulos, Chairman of the Board. He further added “the corporate strategy of maintaining a young and growing fleet combined with the excellence of management had produced these outstanding results. The platform of today’s modern and diverse fleet, the newbuildings to be added over the years, the balanced employment program, and the prospects for future demand for petroleum and its products are the basis of our optimism about the future of TEN.”

SUBSEQUENT EVENTS

•	M/T Arctic a 1A ice-class Suezmax was delivered to TEN on January 10, and immediately entered the spot market ex-shipyard on a repositioning voyage.
•

LNGC Neo Energy the Company’s first LNG carrier was delivered from the yard on February 6 and is completing all preparatory works including crew familiarization in order to sail from the shipyard in South Korea to enter the spot market.

•	M/T Andromeda, a 1A ice class Handysize product carrier, was delivered to TEN on March 8 and immediately entered the spot market ex-shipyard on a repositioning voyage.
•	TEN commissioned two additional DNA Aframax tankers at Sumitomo Shipyard in Japan (the 7th and 8th sister vessels) for delivery in late 2009 and early 2010, respectively.
•	M/T Bregen a 1989-built Panamax tanker was delivered to her new owners during January. From this sale TEN will record a $5 million capital gain in Q1 2007.
•

The Company re-acquired the ownership of M/T Olympia, a 1999 built Aframax tanker, from a German KG system at a pre-agreed price of $31.1 million. The vessel’s current market price is valued at over $60 million by management.

FLEET EXPANSION

2006 was another year in which TEN put its capital to use effectively. Encouraged by the healthy markets and the outlook for the industry, coupled with demand from its clients, TEN invested over $1 billion in expanding the Company’s fleet. This expansion was achieved in three ways. In particular, TEN acquired fleets and individual vessels from the open market, acquired newbuilding contracts from third party owners for vessels under construction and finally, true to its roots in generic growth, placed eight new building orders (two of which in early 2007) for delivery over the next three years. TEN’s fleet renewal and expansion goals are

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to continually increase the earnings capacity of the fleet while solidifying its foundation for the future.

This expansion was heavily weighted towards further diversifying the versatility of the fleet while further reducing the fleet’s already low average age. To accelerate this reduction, TEN proceeded with selling three vessels, the handysize product tankers Libra and Crux built in 1988 and 1989, respectively, and the Aztec, a 2003-built Panamax product tanker. In addition TEN sold to Flota Petrolera Ecuatoriana (FLOPEC) of Ecuador a 49% stake in the 2003-built, Maya and Inca.

The table below highlights the new vessels and newbuildings acquired by TEN in 2006 and those delivered so far in 2007.

Name	Type	Dwt	Built	Delivery	Design
Delivered in 2006
1. La Prudencia	VLCC	298,900	Jan. 1993	Jan.2006	—
2. Archangel	Suezmax	162,400	Jan. 2006	Jan. 2006	1A
3. Alaska	Suezmax	162,400	Feb. 2006	Feb. 2006	1A
4. Proteas	Aframax	116,000	May 2006	May 2006	1A
5. Promitheas	Aframax	116,000	Aug. 2006	Aug. 2006	1A
6. Propontis	Aframax	116,000	Oct. 2006	Oct. 2006	1A
7. Aris	Handysize	53,000	Apr. 2005	May 2006	1A
8. Ajax	Handysize	53,000	Mar. 2005	May 2006	1A
9. Afrodite	Handysize	53,000	Aug. 2005	Apr. 2006	1A
10. Artemis	Handysize	53,000	Aug. 2005	Apr. 2006	1A
11. Ariadne	Handysize	53,000	Nov. 2005	Apr. 2006	1A
12. Apollon	Handysize	53,000	May 2005	May 2006	1A
13. Delphi	Handysize	37,432	Sep. 2004	May 2006	—
14. Antares	Handysize	36,660	May 2006	May 2006	1A
15. Arion	Handysize	36,660	Oct. 2006	Oct. 2006	1A

Newbuilding Orders
1. Byzantion	Handysize	37,340	May 2007	May 2007	1B
2. Bosporos	Handysize	37,340	Aug. 2007	Aug. 2007	1B
3. H/N 3003	Panamax	73,800	Nov. 2007	Nov. 2007	LR 1
4. H/N 3004	Panamax	73,800	Nov. 2007	Nov. 2007	LR 1
5. H/N 1342	Aframax	105,000	Nov. 2008	Nov. 2008	DNA
6. H/N 1344	Aframax	105,000	Nov. 2008	Nov. 2008	DNA
7. H/N 1349	Aframax	105,000	Q3 2009	TBD	DNA
8. H/N 1350	Aframax	105,000	Q4 2009	TBD	DNA

2007 Deliveries (YTD)
1. Arctic	Suezmax	162,400	Hyundai	Jan. 2007	1A
2. Neo Energy	LNG	150,000m3	Hyundai	Feb. 2007	—
3. Andromeda	Handysize	37,340	Hyundai	Mar. 2007	1A

Mr. Nikolas P. Tsakos, President & CEO of TEN observed, “2006 was a pivotal year for our company. Not only did we increase the capacity of our fleet by over 55% but we also became one of the largest independent ice-class owners in the world which enabled us to form strategic alliances with one of the world’s prime ice-class traders, Neste Oil of Finland. This, together

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with expanding our long-established cooperation with FLOPEC, elevated our operations to a level that will benefit both the Company and shareholders alike.”

Mr. Tsakos concluded, “Our sale and purchase activity also enabled us to become an exclusively double-hull operator which, combined with a fleet age half that of the world’s average, will make our vessels even more attractive to oil majors worldwide. With a fleet profile like ours and our high expectations for our newbuilding program we can only view the future with renewed confidence.”

Taking into consideration the newbuildings cited above, TEN’s overall newbuilding program now consists of fourteen vessels. These are:

Name	Type	Dwt	Yard	Delivery	Ice-Class / Design
1. Antarctic	Suezmax	162,400	Hyundai	Apr. 2007	1A
2. Aegeas	Handysize	36,660	Hyundai	Apr. 2007	1A
3. Byzantion	Handysize	37,340	Hyundai	May 2007	1B
4. Bosporos	Handysize	37,340	Hyundai	Aug. 2007	1B
5. H/N 3003	Panamax	73,800	Sungdong	Nov. 2007	LR 1
6. H/N 3004	Panamax	73,800	Sungdong	Nov. 2007	LR 1
7. Izumo Princess	Aframax	105,000	Sumitomo	Mar. 2007	DNA
8. Sakura Princess	Aframax	105,000	Sumitomo	Jun. 2007	DNA
9. H/N 1342	Aframax	105,000	Sumitomo	Nov. 2008	DNA
10. H/N 1344	Aframax	105,000	Sumitomo	Nov. 2008	DNA
11. H/N 1349	Aframax	105,000	Sumitomo	Q3 2009	DNA
12. H/N 1350	Aframax	105,000	Sumitomo	Q4 2009	DNA
13. H/N tbn	Aframax	105,000	Sumitomo	Q4 2009	DNA
14. H/N tbn	Aframax	105,000	Sumitomo	Q1 2010	DNA

The following table outlines the composition of TEN’s fleet after the deliveries cited above assuming no interim disposals:

Vessels	Proforma - Ice-Class		Existing - Ice-Class
VLCC	3		3	—
SUEZMAX	10	6	9	5
AFRAMAX	18	3	10	3
PANAMAX	7	2	5	2
HANDYMAX	6	6	6	6
HANDYSIZE	8	6	5	3
LNG	1		1	—
TOTAL	53	23	39	19

TOTAL DWT	5,641,835		4,380,495

TANKER INDUSTRY

2006 developed as a decidedly atypical year for tankers, especially as to unusual seasonal behavior for spot tanker rates exhibited by third quarter freight rates higher than fourth quarter freight rates. This was largely the result of excess inventory built up during the third quarter in the OECD countries that had to be brought back down in the fourth quarter simultaneously with a fall in US seaborne imports due to the revival of US oil and gas production following the

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2005 hurricane season and increases in Canadian oil production. Mostly affected were VLCCs, with Suezmax and Aframax tankers experiencing the usual fourth quarter freight rate rally, ending the year on a high note. World oil demand growth in 2006 was a modest 1.0%. At the same time the world tanker tonnage experienced 6.1% growth reflecting a strong new-building delivery schedule and anemic retirements. Nevertheless, 2006 provided tanker operators with good revenues and profits for the fourth consecutive year.

Global economic prospects for 2007 remain generally bright with an expected soft-landing in the US, continued moderate expansion in the EU and Japan and further strong growth in developing countries, foremost China and India. World economic growth has been revised up slightly to 5.3% in 2006 and 4.6% in 2007. Developing countries excluding China are forecast to grow 5.7% in 2007 from 6.3% in 2006 more than double the OECD rate of 2.4% in 2007 and 3.1% in 2006. Despite government attempts to moderate growth, the Chinese economy is estimated to have expanded at a breakneck pace of 10.7% in 2006 followed by India where an early estimate puts growth at 9.2% for the fiscal year ending 31 March 2007. The Chinese economy is forecast to grow 9.4% in 2007, a modest slowdown, following cooling measurements imposed by the central government.

World oil demand is forecast to grow 1.5 million bpd or 1.8% over 2006 according to IEA. On the supply side, the tanker market faces a challenging task of absorbing an average annual fleet growth of approximately 8% per annum over the next 3 years leading to 2010 and IMO’s MARPOL single-hull phase-out. Ton-mile requirements continue to expand and oil majors and commodity players continue to absorb tonnage on medium to long term time charters. Overall, industry dynamics should continue to support growth and consolidation opportunities for well- capitalized and well-managed tankers owners and operators.

OUTLOOK FOR TEN

The shipping markets have historically been of a cyclical nature and have, on occasion, exhibited volatile tendencies that make forecasting a challenging exercise. This combined with an ever increasing array of new regulations has raised the bar to such levels that only companies with sound fleets, strong balance sheets and experienced management teams will successfully confront the challenges of the future. TEN, having one of the most modern fleets in the world and a newbuilding program that safeguards growth and versatility, is well positioned to reap the rewards the more stringent operational environment will offer.

The shift towards double-hull tankers, expected to culminate in 2010, should provide further support in rates which despite the expected declines from recent record levels still remain buoyant compared to historical averages. TEN stands to benefit from this flight to quality with a proforma fleet of 53 double-hull vessels, with an average age well below the world average, employed in a blend of charters ranging from charters with fixed or with profit sharing rates to spot charters. The introduction of the LNG vessel Neo Energy is also expected to become a contributor to the overall earnings.

The emerging economies of China and India, the mature economies of the US and Europe and, to a degree, the advancement of oil exports from the Former Soviet Union together with other geopolitical events could influence the direction of the shipping markets. The current orderbook should not be underestimated, but its impact may be kept in check by the withdrawal of older tonnage and the expected continuation of healthy oil demand by major economies. So far, with 80% of 2007 and 61% of 2008 operating days fixed on some form of

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fixed employment, which should generate a minimum of $265 million and $208 million in revenues, respectively, the future for TEN continues to look bright.

ABOUT TSAKOS ENERGY NAVIGATION

TEN’s proforma fleet consists of 53 vessels of 5.6 million dwt. Today, TEN operates a fleet of 39 vessels all double-hull. Additionally, its newbuilding program has 14 vessels including eight Aframax crude carriers, one Suezmax, two Panamax tankers and three Handysize product carriers representing 1.3 million dwt.

The strategy of a balanced diverse fleet is reflected in 28 crude transporters ranging from VLCCs to Aframaxes and 24 product carriers ranging from Handysize to Aframaxes; complemented by one LNG.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACTS:

George V. Saroglou, COO

Tsakos Energy Navigation Ltd.

Tel: 30 210 94 07 710-3

ten@tenn.gr

Thomas J. Rozycki, Jr., Investor Relations

Cubitt Jacobs & Prosek Communications

212-279-3115 x208

tom@cjpcom.com

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TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data (Unaudited)

(In Thousands of U.S. Dollars, except share, per day and fleet data)

		Three months ended December 31		Year ended December 31
STATEMENT OF INCOME DATA		2006	2005	2006	2005

Voyage revenues		$111,590	$89,427	$427,654	$295,623

Commissions		3,822	3,441	15,441	11,604
Voyage expenses		14,035	8,282	69,065	35,970
Charter hire expense		6,149	6,126	24,461	24,317
Vessel operating expenses		23,657	14,021	76,095	52,945
Depreciation		16,980	9,069	59,058	35,697
Amortization of deferred drydocking costs		1,036	2,802	4,857	6,583
Provision for doubtful receivables		—	40	—	40
Management fees		1,951	1,312	7,103	5,460
General & Administrative expenses		1,625	1,397	3,726	3,631
Management incentive award		3,500	2,500	3,500	2,500
Foreign currency losses/(gains)		169	(31)	279	(181)
Amortization of deferred gain on sale of vessels		(792)	(792)	(3,168)	(3,168)
Gain on sale of vessels, net		(24,688)	(20,496)	(38,009)	(34,540)

Total expenses		47,444	27,671	222,408	140,858

Operating income		64,146	61,756	205,246	154,765
Gain on sale of non-operating vessels, net		—	4	—	10,765
Gain on sale of shares in subsidiary		25,323	—	25,323	—
Interest and finance costs, net		(14,759)	(4,720)	(42,486)	(11,247)
Interest income		2,642	3,666	7,164	7,360
Other income/(expense)		(245)	128	1,159	112

Total other income (expenses), net		12,961	(922)	(8,840)	6,990

Minority interest		(2)	—	(2)	—

Net income		$77,105	$60,834	$196,404	$161,755

Earnings per share, basic		$4.05	$3.16	$10.30	$8.18
Earnings per share, diluted		$4.05	$3.16	$10.30	$8.17
Weighted average number of shares outstanding
Basic		19,039,914	19,232,408	19,063,846	19,772,270
Diluted		19,045,461	19,241,710	19,068,402	19,786,846

BALANCE SHEET DATA			December 31 2006	December 31 2005
Cash and cash equivalents			174,567	145,769
Current assets, including cash			222,493	191,734
Investments			14,045	21,881
Advances for vessels			261,242	150,428
Vessels at cost			1,649,928	882,210
Accumulated Depreciation			(191,281)	(170,848)
Vessels' Net Book Value			1,458,647	711,362
Deferred charges			13,448	13,769

Total assets			$1,969,875	$1,089,174

Current portion of long-term debt			18,981	51,496
Current liabilities, including current portion of long-term debt			97,294	91,518
Long-term debt, net of current portion			1,114,680	382,023
Deferred income, net of current portion			2,626	8,447
Minority interests			2	—
Total stockholders' equity			755,273	607,186

Total liabilities and stockholders' equity			$1,969,875	$1,089,174

		Three months ended December 31		Year ended December 31
OTHER FINANCIAL DATA		2006	2005	2006	2005
Net cash from operating activities		$48,416	$44,469	$214,998	$146,903
Net cash (used in)/from investing activities		$(7,719)	$23,109	$(829,326)	$(108,969)
Net cash (used in)/ from financing activities		$(6,525)	$(53,019)	$643,126	$(9,087)

TCE per ship per day		$29,796	$35,388	$30,154	$28,645

Operating expenses per ship per day		$7,811	$7,134	$6,979	$6,534
Vessel overhead costs per ship per day		$2,081	$2,241	$1,162	$1,217

		9,891	9,375	8,141	7,751
FLEET DATA

Average number of vessels during period		37.0	25.3	33.8	26.1
Number of vessels at end of period		37.0	25.0	37.0	25.0
Average age of fleet at end of period	Years	6.1	6.3	6.1	6.3
Dwt at end of period (in thousands)		4,175.8	2,924.9	4,175.8	2,924.9

Time charter employment – fixed rate	Days	688	944	2,606	3,870
Time charter employment – variable rate	Days	1,535	460	3,848	1,819
Period employment (pool and coa) at market rates	Days	622	578	3,060	2,162
Spot voyage employment at market rates	Days	460	337	2,499	1,341

Total operating days		3,305	2,319	12,013	9,192
Total available days		3,401	2,324	12,335	9,527
Utilization		97.2%	99.8%	97.4%	96.5%

TCE represents voyage revenue less voyage expenses. Commission is not deducted.

Operating expenses per ship per day exclude the three chartered-in vessels and the vessel bare-boat chartered out.